Exhibit 16.1

June 14, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Saflink Corporation and, under the date of March 30, 2007, we reported on the consolidated financial statements of Saflink Corporation as of December 31, 2006 and 2005, and for the years ended December 31, 2006. On June 8, 2007, we were dismissed. We have read Saflink Corporation’s statements included under Item 4.01 of its Form 8-K dated June 8, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with Saflink Corporation’s statement that the decision to change accountants was recommended and approved by the Company’s Audit Committee of its Board of Directors.

Very truly yours,

/s/ KPMG LLP